MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

February 12, 2013

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on January 29, 2013 regarding post-effective amendment no. 374 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 375 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) regarding certain changes to the registration statement of two series of the Trust, formerly known as the PowerShares S&P 400® Low Volatility Portfolio and the PowerShares S&P 600® Low Volatility Portfolio, and now to be re-designated as the PowerShares S&P MidCap Low Volatility Portfolio and the PowerShares S&P SmallCap Low Volatility Portfolio, respectively (each, a “Fund,” and collectively, the “Funds”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 374, filed on December 14, 2012.

Pursuant to your request, we have included all missing data from the December 14th filing in our response below. In addition, all missing data and information from the December 14th filing will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 374.

Prospectus

1.	Comment:

Page 3: The current title of the PowerShares S&P 400® Low Volatility Portfolio inadvertently may cause potential investors in the Fund to believe that they would be investing a large-cap fund, rather than a mid-cap fund, based on the common use of the term S&P 500® Index in connection large-cap funds. We recommend that the Fund’s name be revised to include the term “mid-cap” so as to avoid possible confusion regarding the Fund’s investment objective and strategies.

Response:

We have amended the designation of series for the Trust to change the name of the Fund to the PowerShares S&P MidCap Low Volatility Portfolio. We also have revised the registration statement to include the Fund’s new name.

2.	Comment:	Pages 4 and 8: Please revise the “Concentration Policy” section of each Fund’s summary prospectus to state that each Fund’s policy is to invest more than 25% of the value of the Fund’s net assets (rather than total assets) in securities of issuers in any one industry or group of industries only to the extent that the Fund’s underlying index reflects a concentration in that industry or group of industries. This change conforms to the definition of concentration for open-end funds set forth in Instruction 4 to Item 9(b)(1) of Form N-1A.

	Response:	We have revised the language under the section “Concentration Policy” for each Fund according to staff comments. The policy for each Fund now reads as follows:

“Concentration Policy. The Fund will concentrate its investments (i.e., invest ~~25% or more~~ more than 25% of the value of its ~~total~~ net assets) in securities of issuers in any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries.”

3.	Comment:

Pages 5, 9 and 13: Under the “Market Risk” disclosure in the summary section for each Fund, we suggest the use of a different term than “in correlation” to describe each Fund’s market risk so as to avoid an appearance of inconsistency with each Fund’s disclosure relating to “Non-correlation Risk.”

Response:

We have revised the “Market Risk” disclosure in each Fund’s summary section, as well as in the principal risk section applicable to both Funds, to remove the use of the term “in correlation.” The revised disclosure reads as follows:

“Market Risk. Securities in the Underlying Index are subject to market fluctuations. You should anticipate that the value of the Shares will decline, more or less, ~~in correlation~~ to the same extent as ~~with~~ any decline in value of the securities in the Underlying Index.”

4.	Comment:

Page 5 and 9: We suggest that the following disclosure, which currently appears at the end of each Fund’s section on “Principal Risks of Investing in the Fund,” be moved to the beginning of that section: “The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.”

	Response:	We have moved the bolded text in the comment above so that it appears at the beginning of the “Principal Risks of Investing in the Fund” section in each Fund’s summary section of the Prospectus.

5.	Comment:

Page 7: The current title of the PowerShares S&P 600® Low Volatility Portfolio inadvertently may cause potential investors in the Fund to believe that they would be investing a large-cap fund, rather than a small-cap fund, based on the common use of the term S&P 500® Index in connection large-cap funds. We recommend that the Fund’s name be revised to include the term “small-cap” so as to avoid possible confusion regarding the Fund’s investment objective and strategies.

Response:

We have amended the designation of series for the Trust to change the name of the Fund to the PowerShares S&P SmallCap Low Volatility Portfolio. We also have revised the registration statement to include the Fund’s new name.

6.	Comment:

Page 13: Given that each Fund may invest in money market instruments, please explain why there is no entry for Acquired Fund Fees and Expenses in the fee table for either Fund. Will each Fund’s investments in other funds be so de minimis as to be included in the “Other Expenses” line item of the fee table, as permitted by Form N-1A Item 3, Instruction 3(f)(i)?

Response:

Although each Fund may invest in other mutual funds, including money market funds, each Fund currently does not expect to do so to a level that requires separate disclosure of a line item for such expenses in its fee table. If a Fund were to invest in other mutual funds in an amount, such that Acquired Fund Fees and Expenses that the Fund incurred would exceed the de minimis amount set forth in Instruction 3(f)(i) to Item 3 of Form N-1A, that Fund will disclose those Acquired Fund Fees and Expenses in the expense table in the summary section of the Prospectus in accordance with the requirements of Form N-1A.

7.	Comment:

Page 19: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board monitors the fair value procedures that it previously has adopted. (See Release IC-26299 (December 17, 2003)).

Response:

We respectfully decline the staff’s requested change. Although Release IC-26299 does set forth the Commission’s views related to the inclusion of valuation policies and procedures within the scope of Rule 38a-1, the release does not require a fund to include disclosure of the type contemplated by the staff’s comment. In addition, we note that the line-item requirements of Form N-1A require disclosure of valuation methods, but do not require the type of disclosure suggested by the staff’s comment. Also, we do not believe that this information is required to be provided pursuant to either Rule 408 under the 1933 Act or Rule 8b-20 under the 1940 Act in that the requested information is not necessary to make the required statements, in light of the circumstances under which they are made, not misleading. We note supplementally that the Board of Trustees of the Trust has adopted fair valuation procedures for the Trust and has delegated responsibility of fair valuing securities to the Funds’ adviser, who does so in good faith pursuant to those Board-approved procedures under ultimate Board supervision. The Board reviews and ratifies all fair value determinations that the adviser has made. In light of the forgoing, we respectfully decline the staff’s requested change.

Statement of Additional Information

1.	Comment:

Page 4: Please revise fundamental investment restriction (1) to state that each Fund may not invest more than 25% of the value of the Fund’s net assets (rather than total assets) in securities of issuers in any one industry or group of industries, so as to conform to the definition of concentration for open-end funds set forth in Instruction 4 to Item 9(b)(1) of Form N-1A.

	Response:	We have revised the language pursuant to staff comments. Fundamental investment restriction (1) now reads as follows:

“(1)  Invest ~~25% or more~~ more than 25% of the value of its ~~total~~ net assets in securities of issuers in any one industry or group of industries, except to the extent that the underlying index that the Fund replicates concentrates in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.”

2.	Comment:

Page 4: Do the Funds currently intend to engage in portfolio securities lending? If so, please disclose, where appropriate, the additional conditions that must be met whenever the Fund’s portfolio securities are loaned.

	Response:	We hereby confirm that neither Fund currently intends to lend the securities in its portfolio. Should either Fund engage in such transactions at a later date, we confirm that we will amend the registration statement accordingly to disclose the conditions that must be met to engage in this type of transaction.

3.	Comment:

Page 4: Consider revising fundamental investment restriction (4) to clarify that the collateral that each Fund receives in such transactions may be included in calculating the Fund’s total assets, despite the fact that the collateral is not accounted for as an asset, in determining whether a Fund has loaned more than one-third of its assets. See The Brinson Funds no-action letter (Nov. 25, 1997).

Response:

We have considered the staff’s suggested revisions, and the Funds respectfully decline to make the suggested change. The Funds believe that fundamental investment restriction (4), as currently written with a reference to “total assets,” encompasses the staff’s position in the Brinson letter in that the Brinson letter merely provides interpretive guidance as to what comprises the total assets of a fund for securities lending purposes. In addition, the Funds wish to avoid a possibility that a change in staff policy in the future could necessitate holding a shareholder vote pursuant to Section 13(a) of the 1940 Act. For the forging reasons, the Funds respectfully decline to make this suggested change.

4.	Comment:

Page 4: There is no mention in the registration statement of the Funds’ possible use of derivatives. Please confirm whether the Funds currently intend to use derivatives in their investment strategies. If the Funds may implement strategies through the use of derivatives, please provide disclosure consistent with the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Additionally, we note that there is no mention of the Funds investing in commodity-backed securities. If either of the Funds will make such investments, please explain how the Fund will comply with IRS positions applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code. In addition, if either of the Funds has any intention of investing in commodities, please disclose that the Adviser will be required to register as a commodity pool operator under amended CFTC Rule 4.5, unless it can satisfy an exemption from Rule 4.5 or no-action relief is received.

Response:

We hereby confirm that neither Fund intends to invest in derivatives or in commodity-backed securities. However, should either Fund determine to engage in such transactions at a later date, we confirm that we will amend the registration statement accordingly to disclose the conditions that must be met to engage in these types of transactions as well as the risks that accompany such investments.

5.	Comment:

Page 4: The 1940 Act does not permit the Funds to create senior securities, except by means of the bank borrowings permitted by Section 18(f)(1) of the 1940 Act. Any senior securities are permitted only if covered in conformity with the requirements of Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18,1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

We suggest revising fundamental investment restriction (7) to state that each Fund may not “issue senior securities, except as permitted (i) under the 1940 Act, (ii) the rules and regulations promulgated by the Securities and Exchange Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.”

Response:

The Funds have considered the staff’s suggested revision, and respectfully decline to implement it. The Funds believe that fundamental investment restriction (7) as currently written presently encompasses the suggested additions. In particular, we note operating pursuant to the exemptive rules, regulations and orders of the Commission are necessarily subsumed by the phrase “as permitted by the 1940 Act,” and we note that the Funds similarly view the interpretive and no-action positions provided by the staff as similarly addressing conduct that is “permitted under the 1940 Act.” In addition, the Funds note the desirability of maintaining, to the extent possible, similar fundamental investment restrictions across the Trust’s various series. As a consequence, the Funds respectfully decline the staff’s suggested revision.

6.	Comment:

Page 4: Revise the first sentence of the paragraph following the list of fundamental investment restrictions to include references to repurchase agreements as referenced in the Fund’s fundamental investment restriction numbered 4(ii).

	Response:	This sentence has been revised according to the staff’s comment to read as follows:

Except for restriction (2), (4)(ii) and (iii) and (7), if the Fund adheres to a percentage at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets, or the sale of a security out of its portfolio, will not constitute a violation of that restriction. With respect to restriction (2), (4)(ii) and (iii) and (7), in the event that a Fund’s bank borrowings, repurchase agreements and loans of portfolio securities at any time exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its bank borrowings, repurchase agreements and loans of portfolio securities to an extent that such borrowings transactions will not exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).

*                                         *                                         *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

February 12, 2013

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)                                     The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)                                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)                               The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED
FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary